DERRICK & BRIGGS, LLP
A PROFESSIONAL PARTNERSHIP
ATTORNEYS AND COUNSELORS AT LAW
GARY W. DERRICK
CHASE TOWER, 28TH FLOOR
100 NORTH BROADWAY AVENUE
OKLAHOMA CITY, OKLAHOMA 73102-8831
M. COURTNEY BRIGGS

June 15, 2012

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Mr. Jeffrey Riedler and
Mr. Scot Foley

Re: Life Partners Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2012
File Number 000-07900

Dear Mr. Riedler and Mr. Foley:

We write in response to comments from the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") on June 13, 2012, regarding the preliminary proxy statement and proxy card (collectively, the "*Proxy Statement*") filed by Life Partners Holdings, Inc. ("*We*" or the "*Company*").

To aid the Staff's review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Company's Preliminary Proxy Statement.

Comment:

<u>Item 2 – Amendment of Articles of Incorporation to Reflect Changes in Texas Law, pages 5-8</u>

1. You disclose that Article II of your Amended and Restated Certificate of Formation will state that you are a for-profit entity in accordance with the requirements of the TBOC but Article II in Appendix A does not include all of this language. Please reconcile this discrepancy.

Response:

The TBOC (Section 3.005) requires that the certificate of formation state the type of entity. We have revised the proxy statement disclosure to clarify this requirement, which we believe should address the Staff's concern.

Comment:

2. Regarding Article IV, Paragraph 1 of your Amended and Restated Certificate of Formation, please specifically disclose, if true, that the 18,750,000 authorized shares of common stock and the par value of those shares of $.01 will remain the same. If not, please disclose the changes to either or both. If the par value will change, indicate how this will affect the ability of the company to pay dividends and the changes in the amounts that would currently be available for distribution to shareholders.

Response:

Under the Article V (Capitalization), we indicate that the authorized capital stock will not change either in number or par value. To clarify, we have reworded the disclosure in response to the Staff's comment.

Comment:

3. Regarding Article IV, Paragraph 3 of your Amended and Restated Certificate of Formation, please disclose, if true, that the provisions of this paragraph which provide for simple majority voting requirements does not represent a change from the current articles. If it does change those requirements please disclose the changes.

Response:

We confirm that Paragraph 3 of Article IV (formerly Paragraph 3 of Article V) has not changed and no change will occur in the voting requirements. We have reworded the disclosure in response to the Staff's comment.

Comment:

4. Regarding Article VIII of your Amended and Restated Certificate of Formation, please include disclosure that describes the indemnification provisions included in your Bylaws. Indicate when those bylaw provisions were adopted and whether the indemnification you provide in your bylaws and the limitation of liability you will provide for in Article 7, Paragraph 6 of your Amended and Stated Certificate of Formation are prospective or retroactive and prospective. State whether there are currently any suits pending against the company or its directors and/or officers and how the repeal of Current Article X and the adoption of proposed Article 7, Paragraph 6 and Article VIII would or would not affect the obligation of the registrant to indemnify directors or officers against any liabilities they may incur from any pending lawsuits and also from lawsuits that may be filed in the future.

Response:

Indemnification. In the initial filing, we did not elaborate on the changes in the indemnification language from current Article X to proposed Article VIII since the changes would not affect the existing indemnification arrangements between us and our directors and officers. We have expanded the discussion regarding the indemnification

and advancement in response to the Staff's comments and offer the following as background.

Our indemnification of directors and officers is subject to four sources: the applicable statutes, the indemnification provisions in our current articles and bylaws, and indemnification agreements that we have with our directors and officers. The statutory indemnity provisions are contained in Sections 8.001 through 8.152 of the TBOC. Current Article X addresses indemnification as does Section 8.07 of our Bylaws, which was adopted in 2002 with our reincorporation in Texas. We have indemnification agreements with each of our directors and executive officers, which were entered into as of August 31, 2011, and filed in a Form 8-K dated September 9, 2012. The current Articles and Bylaws and form of indemnification agreement are furnished as supplemental attachments to this letter.

The TBOC sections establish the permissible scope of indemnification. Subject to the statutory framework, Article X, Section 8.07 of the Bylaws and the indemnification agreements are each non-exclusive and none is controlling. Thus, if one provides a broader benefit than another, the broader benefit will apply if within the TBOC framework. Article X, Section 8.07 of the Bylaws and the indemnification agreements each requires mandatory indemnification subject to compliance with an applicable standard of conduct. Under the TBOC, indemnification is mandatory if the director is successful on the merits and permissible if the director (i) acted in good faith; (ii) reasonably believed the conduct was in the best interest of the corporation (if the conduct was in an official capacity) or that the conduct was not opposed to the corporation's best interest (in cases of conduct outside the official capacity); and (iii) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. See Section 8.101.

Regarding the applicable standard of conduct, each of Article X, Section 8.07 of the Bylaws and the indemnification agreements falls within the TBOC framework. Article X requires indemnification unless the indemnitee is found liable for negligence or misconduct or, in a settlement before adjudication, independent counsel or the disinterested board finds no reasonable grounds for finding the indemnitee liable for negligence or misconduct. Section 8.07 of the Bylaws requires indemnification if the indemnitee is successful on the merits or (i) acted in good faith; (ii) reasonably believed the conduct was in the best interest of the corporation, and in the case of a derivative claim, is not adjudged liable for negligence or misconduct. The indemnification agreements permit indemnification to fullest extent permitted by law. Since the TBOC framework would permit indemnification in cases of simple negligence if the good faith and reasonable belief standards were met, the indemnification agreements provide for a broader indemnification than would otherwise apply under the current Articles or Bylaws. The proposed Article VIII authorizes (but does not require) indemnification to the fullest extent permitted by law. The proposed Article does not affect the scope of the indemnification provided by the indemnification agreements and permitted under the

TBOC. Thus, the change from current Article X to proposed Article VIII will not change the indemnification of our directors and officers.

We are involved in legal proceedings in which our directors and three of our executive officers are named defendants. Three of our executive officers are also defendants in an enforcement proceeding by the Securities and Exchange Commission (the "*SEC*"). To the extent not covered by insurance, we are currently advancing the cost of legal defenses for these directors and officers as required under the indemnification agreements and as permitted under our Bylaws. The current Article X does not address advancements. The proposed Article VIII authorizes, but does not require, advancements to the fullest extent permitted by law. Since the advancements are made under the indemnification agreements, which are not affected the current or proposed Articles, adoption of the proposed Article VIII will not change the advancement.

Liability Limitation. We have expanded the discussion regarding the director liability limitation in proposed Article VII.6. The expanded discussion notes the exceptions to the limitation and describes the differences between the limitation as set forth in the old Texas Business Corporation Act and the TBOC. As explained in the discussion, the changes to the liability limitation cap are not intended to alter the liability exposure of the directors or officers and will be prospective only.

Comment:

5. For the current Articles XI, XIII and XIV that you intend to delete, please include disclosure that describes the corresponding provision included in your Bylaws and how they compare to these articles indicating any material changes to shareholder rights. If no changes to shareholder rights will occur, please so state.

Response:

We added disclosures in response to the Staff's comment expanding on the reasons for the deletions and stating that the deletions will have no effect on the rights of our shareholders.

The treatment of related party contracts is addressed in Section 21.418 of the TBOC and Section 3.17 of our Bylaws. As noted in the proposed disclosure, the Bylaw provision generally tracks the TBOC language and is substantively consistent. While we believe Article XI is also substantively consistent with both provisions, its language differs. The TBOC and Bylaws refer to the validity of a contract while the Article deals with whether the contract is "affected". The Article does not reference approval or ratification by shareholder vote or the role of fairness in determining a contract's validity. The article also provides for a liability limitation, which we believe is consistent with extant law, but is not referenced in either the TBOC or Bylaws. We believe these variances can create ambiguity and uncertainty and believe we and our shareholders would be better served without Article XI. The Article's deletion will not affect shareholder rights.

We propose to delete Article XIII regarding the call of special meetings. It provides that the President, the Board of Directors or shareholders having 50% of the voting shares may call a special meeting. Our Bylaws differ slightly in that they do not permit the President to call a special meeting, but are consistent in authorizing a call by the Board and majority shareholders. See Section 2.07 of the Bylaws. The principal reason for proposing the deletion of Article XIII is that the topic is covered extensively in the Bylaws and there is no need for the abbreviated Article. For example, the Article does not address the purpose of the meeting, which must be stated under the TBOC and our Bylaws. The Article does not address how a record date is fixed when shareholders call the meeting. The Article does not address the disclosure of a shareholder's interest in matters to be acted upon. These matters are addressed in the Bylaws. Since persons calling a special meeting must comply with the TBOC and the Articles and Bylaws, the Article is redundant and its presence or absence has no affect on shareholder rights.

We also propose to delete Article XIV regarding the use of shareholder written consents in lieu of action at annual or special meetings. As with Article XIII, Article XIV provides a general authorization that duplicates the Bylaw authorization and omits procedural instructions about the use of written consents, such as how record dates are established, how and when consents are signed, collected and delivered, and the disclosure of a shareholder's interest in matters to be acted upon. These matters are addressed in Section 2.12 of the Bylaws. Since persons using written consents must comply with the TBOC and the Articles and Bylaws, the Article is redundant and its presence or absence has no affect on shareholder rights.

Comment:

6. We note the disclosure does not address how current Article XII is being treated. Please address this in the revised disclosure.

Response:

We had omitted a reference to Article XII (proposed Article IX) since no change was proposed in the name and address of our registered agent. We have, however, updated the zip code in the registered agent's address and have noted the proposed change in the Proxy Statement.

Comment:

7. Please also provide us with a copy of your current Articles of Incorporation and your current Bylaws.

Response:

We are providing as an attachment our current Articles of Incorporation and current Bylaws, as well as the form of indemnity agreement between us and our directors and officers.

The Company acknowledges the Staff's closing comments in a signed attachment and will act accordingly. Thank you for your prompt attention to the Company's responses to the Staff's comments. Should you have any questions or comments about this filing, please contact me at 405-235-1900 (tel), 405-235-1995 (fax) or derrick@derrickandbriggs.com (email).

Sincerely yours,

Gary W. Derrick

Cc: Mr. R. Scott Peden